Microsoft Word 10.0.3416;STF 77D
Science and Technology Fund, Inc.

The principal investment strategy of the fund was changed from investing "at least 65% of total assets in the common stocks of companies expected to benefit from the development, advancement, and use of science and technology," to investing "at least 80% of net assets in the common stocks of companies expected to benefit from the development, advancement, and use of science and/or technology."